U.S. COMMERCIAL CORP., S.A. DE C.V.

March 3, 2003.

Securities and Exchange Com
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007855

SUPPL

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated and non consolidated financial statements as of December 31, 2002 and 2001 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

dlw 3/28

C.P. Quintín Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**

U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: **4** Year: **2002**

03 MAR 12

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**15,977,609**	**100**		**100**
2	**CURRENT ASSETS**	**9,617,775**	**60**		
3	CASH AND SHORT-TERM INVESTMENTS	2,671,481	17		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	368,785	2		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	354,039	2		
6	INVENTORIES	5,623,375	35		
7	OTHER CURRENT ASSETS	600,095	4		
8	**LONG-TERM**	**0**	**0**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0		
11	OTHER INVESTMENTS	0	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,056,665**	**13**		
13	PROPERTY	872,119	5		
14	MACHINERY AND INDUSTRIAL	0	0		
15	OTHER EQUIPMENT	2,668,698	17		
16	ACCUMULATED DEPRECIATION	1,492,206	9		
17	CONSTRUCTION IN PROGRESS	8,054	0		
18	**DEFERRED ASSETS (NET)**	**4,221,350**	**26**		
19	**OTHER ASSETS**	**81,819**	**1**		
20	**TOTAL LIABILITIES**	**9,627,108**	**100**		**100**
21	**CURRENT LIABILITIES**	**6,381,485**	**66**		
22	SUPPLIERS	3,557,027	37		
23	BANK LOANS	0	0		
24	STOCK MARKET LOANS	0	0		
25	TAXES TO BE PAID	267,660	3		
26	OTHER CURRENT LIABILITIES	2,556,798	27		
27	**LONG-TERM LIABILITIES**	**2,856,573**	**30**		
28	BANK LOANS	2,644,383	27		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	212,190	2		
31	**DEFERRED LOANS**	**114,531**	**1**		
32	**OTHER LIABILITIES**	**274,519**	**3**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,350,501**	**100**		**100**
34	**MINORITY INTEREST**	**2,275,386**	**36**		
35	**MAJORITY INTEREST**	**4,075,115**	**64**		
36	**CONTRIBUTED CAPITAL**	**3,295,278**	**52**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	354,657	6		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,863,829	29		
39	PREMIUM ON SALES OF SHARES	1,076,792	17		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**779,837**	**12**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,249,786	20		
43	REPURCHASE FUND OF SHARES	1,319,875	21		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	288,543	5		
45	NET INCOME FOR THE YEAR	(2,078,367)	(33)		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,671,481**	**100**		**100**
46	CASH	539,931	20		
47	SHORT-TERM INVESTMENTS	2,131,550	80		
18	**DEFERRED ASSETS (NET)**	**4,221,350**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	4,221,350	100		
50	DEFERRED TAXES	0	0		
51	OTHERS	0	0		
21	**CURRENT LIABILITIES**	**6,381,485**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	6,109,815	96		
53	MEXICAN PESOS LIABILITIES	271,670	4		
24	**STOCK MARKET LOANS**	**0**	**100**		**100**
54	COMMERCIAL PAPER	0	0		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		
56	CURRENT MATURITIES OF BONDS	0	0		
26	**OTHER CURRENT LIABILITIES**	**2,556,798**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST	392,349	15		
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,164,449	85		
27	**LONG-TERM LIABILITIES**	**2,856,573**	**100**		**100**
59	FOREING CURRENCY LIABILITIES	2,856,573	100		
60	MEXICAN PESOS LIABILITIES	0	0		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS	0	0		
62	MEDIUM TERM NOTES	0	0		
30	**OTHER LOANS**	**212,190**	**100**		**100**
63	OTHER LOANS WITH COST	212,190	100		
64	OTHER LOANS WITHOUT COST	0	0		
31	**DEFERRED LOANS**	**114,531**	**100**		**100**
65	NEGATIVE GOODWILL	0	0		
66	DEFERRED TAXES	0	0		
67	OTHERS	114,531	100		
32	**OTHER LIABILITIES**	**274,519**	**100**		**100**
68	RESERVES	0	0		
69	OTHERS LIABILITIES	274,519	100		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**288,543**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	288,543	100		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,236,290	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	629	
75	EMPLOYERS (*)	13,591	
76	WORKERS (*)	0	
77	CIRCULATION SHARES (*)	926,515,042	
78	REPURCHASED SHARES (*)	75,318,768	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**39,799,183**	**100**		**100**
2	COST OF SALES	31,290,203	79		
3	**GROSS INCOME**	**8,508,980**	**21**		
4	OPERATING	8,129,963	20		
5	**OPERATING INCOME**	**379,017**	**1**		
6	TOTAL FINANCING COST	(66,842)	0		
7	**INCOME AFTER FINANCING COST**	**445,859**	**1**		
8	OTHER FINANCIAL OPERATIONS	(88,430)	0		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**534,289**	**1**		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	237,498	1		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**296,791**	**1**		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**296,791**	**1**		
14	INCOME OF DISCONTINUOUS OPERATIONS	5,383	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**291,408**	**1**		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	4,406,903	11		
18	**NET CONSOLIDATED INCOME**	**(4,115,495)**	**(10)**		
19	NET INCOME OF MINORITY INTEREST	(2,037,128)	(5)		
20	**NET INCOME OF MAJORITY INTEREST**	**(2,078,367)**	**(5)**		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**39,799,183**	**100**		**100**
21	DOMESTIC	0	0		
22	FOREIGN	39,799,183	100		
23	TRANSLATED INTO DOLLARS (***)	0	0		
6	**TOTAL FINANCING COST**	**(66,842)**	**100**		**100**
24	INTEREST PAID	239,115	358		
25	EXCHANGE LOSSES	397,836	595		
26	INTEREST EARNED	69,400	104		
27	EXCHANGE PROFITS	549,299	822		
28	GAIN DUE TO MONETARY POSITION	(85,094)	(127)		
8	**OTHER FINANCIAL OPERATIONS**	**(88,430)**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	7,144	8		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(95,574)	(108)		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**237,498**	**100**		**100**
32	INCOME TAX	195,741	82		
33	DEFERED INCOME TAX	41,757	18		
34	WORKERS' PROFIT SHARING	0	0		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	39,799,184	
37	NET INCOME OF THE YEAR	0	
38	NET SALES (**)	39,799,183	
39	OPERATION INCOME (**)	379,017	
40	NET INCOME OF MAYORITY INTEREST(**)	(2,078,367)	
41	NET CONSOLIDATED INCOME (**)	(4,115,495)	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(4,115,495)**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,978,622	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**863,127**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	23,760	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**886,887**	
6	CASH FLOW FROM EXTERNAL FINANCING	(379,046)	
7	CASH FLOW FROM INTERNAL FINANCING	(244,062)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(623,108)**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(387,873)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(124,094)	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,795,575	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,671,481	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**4,978,622**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	554,163	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		
17	+ (-) OTHER ITEMS	4,424,459	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**23,760**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	389,514	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(64,329)	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(279,530)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(210,201)	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	188,306	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(379,046)**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	19,419	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	604,539	
27	(-) BANK FINANCING AMORTIZATION	(1,003,004)	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(244,062)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	23,783	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(267,845)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(387,873)**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(301,228)	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	2,413	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	187,285	
39	+ (-) OTHER ITEMS	(276,343)	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD			
1	NET INCOME TO NET SALES	(10.34)	%	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(51.00)	%	%
3	NET INCOME TO TOTAL ASSETS (**)	(25.76)	%	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.07)	%	%
	ACTIVITY			
6	NET SALES TO NET ASSETS (**)	2.49	times	times
7	NET SALES TO FIXED ASSETS (**)	19.35	times	times
8	INVENTORIES ROTATION (**)	5.56	times	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3	days	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.36	%	%
	LEVERAGE			
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.25	%	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.52	times	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	93.14	%	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	138.89	%	%
15	OPERATING INCOME TO INTEREST PAID	1.59	times	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.13	times	times
	LIQUIDITY			
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.51	times	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.63	times	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.00	times	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	41.86	%	%
	CASH FLOW			
21	CASH FLOW FROM NET INCOME TO NET SALES	2.17	%	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.06	%	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.71	times	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	60.83	%	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	39.17	%	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	77.66	%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(2.28)	$	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.33	$	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	4.84	$	
8	CARRYING VALUE PER SHARE	$	4.40	$	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		shares
11	MARKET PRICE TO CARRYING VALUE		0.98 times		times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(1.89) times		times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		1	926,515,042			926,515,042	354,657	
TOTAL			**926,515,042**	**0**	**0**	**926,515,042**	**354,657**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
926,515,042
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	75,318,768	3.86144	4.30000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN H. BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

MEXICO, D.F., AT FEBRUARY 28 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **4** Year: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,365,462**	**100**		**100**
2	**CURRENT ASSETS**	**1,063,578**	**24**		
3	CASH AND SHORT-TERM INVESTMENTS	795,153	18		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	268,425	6		
6	INVENTORIES	0	0		
7	OTHER CURRENT ASSETS	0	0		
8	**LONG-TERM**	**3,301,884**	**76**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	3,301,884	76		
11	OTHER INVESTMENTS	0	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**		
13	PROPERTY	0	0		
14	MACHINERY AND INDUSTRIAL	0	0		
15	OTHER EQUIPMENT	0	0		
16	ACCUMULATED DEPRECIATION	0	0		
17	CONSTRUCTION IN PROGRESS	0	0		
18	**DEFERRED ASSETS (NET)**	**0**	**0**		
19	**OTHER ASSETS**	**0**	**0**		
20	**TOTAL LIABILITIES**	**290,347**	**100**		**100**
21	**CURRENT LIABILITIES**	**24,026**	**8**		
22	SUPPLIERS	4,010	1		
23	BANK LOANS	0	0		
24	STOCK MARKET LOANS	0	0		
25	TAXES TO BE PAID	20,016	7		
26	OTHER CURRENT LIABILITIES	0	0		
27	**LONG-TERM LIABILITIES**	**0**	**0**		
28	BANK LOANS	0	0		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	0	0		
31	**DEFERRED LOANS**	**0**	**0**		
32	**OTHER LIABILITIES**	**266,321**	**92**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,075,115**	**100**		**100**
36	**CONTRIBUTED CAPITAL**	**3,295,278**	**81**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	354,657	9		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,863,829	46		
39	PREMIUM ON SALES OF SHARES	1,076,792	26		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**779,837**	**19**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,249,786	31		
43	REPURCHASE FUND OF SHARES	1,319,875	32		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	288,543	7		
45	NET INCOME FOR THE YEAR	(2,078,367)	(51)		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**795,153**	**100**		**100**
46	CASH	175	0		
47	SHORT-TERM INVESTMENTS	794,978	100		
18	**DEFERRED ASSETS (NET)**	**0**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	0	0		
50	DEFERRED TAXES	0	0		
51	OTHERS	0	0		
21	**CURRENT LIABILITIES**	**24,026**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	0	0		
53	MEXICAN PESOS LIABILITIES	24,026	100		
24	**STOCK MARKET LOANS**	**0**	**100**		**100**
54	COMMERCIAL PAPER		0		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		
56	CURRENT MATURITIES OF BONDS		0		
26	**OTHER CURRENT LIABILITIES**	**0**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST		0		
58	OTHER CURRENT LIABILITIES WITHOUT COST		0		
27	**LONG-TERM LIABILITIES**	**0**	**100**		**100**
59	FOREING CURRENCY LIABILITIES		0		
60	MEXICAN PESOS LIABILITIES		0		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS		0		
62	MEDIUM TERM NOTES		0		
30	**OTHER LOANS**	**0**	**100**		**100**
63	OTHER LOANS WITH COST		0		
64	OTHER LOANS WITHOUT COST		0		
31	**DEFERRED LOANS**	**0**	**100**		**100**
65	NEGATIVE GOODWILL		0		
66	DEFERRED TAXES		0		
67	OTHERS		0		
32	**OTHER LIABILITIES**	**266,321**	**100**		**100**
68	RESERVES	0	0		
69	OTHERS LIABILITIES	266,321	100		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**288,543**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	288,543	100		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,039,552	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	0	
75	EMPLOYERS (*)	0	
76	WORKERS (*)	0	
77	CIRCULATION SHARES (*)	926,515,042	
78	REPURCHASED SHARES (*)	75,318,768	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**		**100**
2	COST OF SALES	0	0		
3	**GROSS INCOME**	**0**	**0**		
4	OPERATING	0	0		
5	**OPERATING INCOME**	**0**	**0**		
6	TOTAL FINANCING COST	(97,194)	0		
7	**INCOME AFTER FINANCING COST**	**97,194**	**0**		
8	OTHER FINANCIAL OPERATIONS	(73,490)	0		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**170,684**	**0**		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	117,892	0		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**52,792**	**0**		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(2,131,159)	0		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,078,367)**	**0**		
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(2,078,367)**	**0**		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		
18	**NET CONSOLIDATED INCOME**	**(2,078,367)**	**0**		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**		**100**
21	DOMESTIC		0		
22	FOREIGN		0		
23	TRANSLATED INTO DOLLARS (***)		0		
6	**TOTAL FINANCING COST**	**(97,194)**	**100**		**100**
24	INTEREST PAID	1,407	1		
25	EXCHANGE LOSSES	375,727	387		
26	INTEREST EARNED	49,982	51		
27	EXCHANGE PROFITS	501,621	516		
28	GAIN DUE TO MONETARY POSITION	77,275	80		
8	**OTHER FINANCIAL OPERATIONS**	**(73,490)**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	(15,826)	(22)		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(57,664)	(78)		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**117,892**	**100**		**100**
32	INCOME TAX	117,892	100		
33	DEFERED INCOME TAX	0	0		
34	WORKERS' PROFIT SHARING	0	0		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	
37	NET INCOME OF THE YEAR	150,794	
38	NET SALES (**)	0	
39	OPERATION INCOME (**)	0	
41	NET CONSOLIDATED INCOME (**)	(2,078,367)	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(2,078,367)**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,131,159	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**52,792**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	23,381	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**76,173**	
6	CASH FLOW FROM EXTERNAL FINANCING	0	
7	CASH FLOW FROM INTERNAL FINANCING	(244,062)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(244,062)**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(502,540)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(670,429)	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,465,582	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	795,153	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,131,159**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR		
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		
17	+ (-) OTHER ITEMS	2,131,159	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**23,381**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(265,766)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	4,010	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	285,137	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING		
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING		
25	+ DIVIDEND RECEIVED		
26	+ OTHER FINANCING		
27	(-) BANK FINANCING AMORTIZATION		
28	(-) STOCK MARKET AMORTIZATION		
29	(-) OTHER FINANCING AMORTIZATION		
7	**CASH FLOW FROM INTERNAL FINANCING**	**(244,062)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	23,783	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(267,845)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(502,540)**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(867,685)	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	365,145	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD			
1	NET INCOME TO NET SALES	0.00	%	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(51.00)	%	%
3	NET INCOME TO TOTAL ASSETS (**)	(47.61)	%	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.72	%	%
	ACTIVITY			
6	NET SALES TO NET ASSETS (**)	0.00	times	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	times
8	INVENTORIES ROTATION (**)	0.00	times	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	%
	LEVERAGE			
11	TOTAL LIABILITIES TO TOTAL ASSETS	6.65	%	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.07	times	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.00	times	times
	LIQUIDITY			
17	CURRENT ASSETS TO CURRENT LIABILITIES	44.27	times	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	44.27	times	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	3.66	times	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3,309.55	%	%
	CASH FLOW			
21	CASH FLOW FROM NET INCOME TO NET SALES	0.00	%	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	54.14	times	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.28)		$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.28)		$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$
8	CARRYING VALUE PER SHARE	$ 4.40		$
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	shares
11	MARKET PRICE TO CARRYING VALUE	0.98	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.89)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.